April 1, 2016

VIA HAND DELIVERY AND EDGAR

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Ingevity Corporation

Amended Registration Statement on Form 10-12B

Filed March 7, 2016

File No. 001-37586

Dear Mr. Ingram:

On behalf of our client, Ingevity Corporation (“Ingevity” or the “Company”), set forth below are the responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 21, 2016, regarding the Company’s Amended Registration Statement on Form 10 (File No. 001-37586) (the “Form 10”) filed on March 7, 2016. In connection with this letter responding to the Staff’s comments, we are filing with the Commission Amendment No. 3 to the Form 10 (“Amendment No. 3”). For the Staff’s convenience, a copy of this letter, along with a marked electronic copy of this Amendment No. 3, is being provided to show the revisions from the version of the Form 10 filed on March 7, 2016.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All page references in the responses set forth below shall refer to pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to Amendment No. 3.

Amendment No. 2 to the Form 10-12B Filed March 7, 2016

Information Statement filed as Exhibit 99.1

Summary Historical and Pro Form Financial Data, page 17

1.	Please revise your presentation to also include pro forma financial data, as previously presented and referred to.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 17 to include the pro forma financial data. These revisions were inadvertently deleted from Amendment No. 2. We apologize for this error.

Unaudited Pro Forma Combined Financial Statements, page 42

2.	We have reviewed your response to comment three in our letter dated December 22, 2015. Your disclosure states you will enter into agreements to obtain your own insurance coverage, fees for a stand-alone public company audit, outsourcing certain compliance functions, and compensation agreements for your executive team prior to the completion of the separation; as such, the implication is these agreements have not yet been entered into. Please clarify what agreements you have entered into and what agreements you have not yet entered. For agreements not yet entered, please clarify how you determined the related adjustment is factually supportable.

Response:  The Company advises the Staff that the pro forma adjustment associated with the executive compensation agreements, which constitutes the majority of the pro forma adjustment, is based on executed employment agreements, including the employment agreements with the Company’s executive officers filed as exhibits 10.10 – 10.12 to Amendment No. 3.

Additionally, the portion of the pro forma adjustment associated with the public company audit fees and outsourcing of certain compliance functions is also based on executed agreements. The remaining portion of the pro forma adjustment associated with the

Company’s insurance coverage is based on quotations received from the Company’s insurance broker. These insurance quotations are based on the Company’s individual loss history, credit profile and selected insurance coverage. The Company has concluded that the quotations received will reflect the cost and coverage the Company expects to obtain on the day of separation. The Company also expects to have insurance binders issued preceding the separation that will be materially consistent with the quotations received and which the Company expects to execute. As a result the Company believes the pro forma adjustments included within the Unaudited Pro Forma Combined Financial Statements included on page 44 are factually supportable. In response to the Staff’s comment, the Information Statement has been revised on page 45 to clarify the status of the above-referenced agreements.

3.	We note that you have entered into an agreement in which your parent will supply raw materials. We also note that your parent historically provided raw materials. Please clarify any differences in the terms of these agreements and, if applicable, adjust your pro forma financial statements to reflect the new revised terms.

Response:  The Company and RockTenn (a subsidiary of WestRock) entered into an agreement in 2006, which has subsequently been amended multiple times and which now covers 100% of the supply from seven kraft mills. The Company also purchased black liquor soap skimmings (“BLSS”) and crude tall oil (“CTO”) from MWV (a subsidiary of WestRock) on a spot basis with prices and terms that generally reflected market transactions between the Company and RockTenn.

Key differences in the new agreement are described in the Information Statement and summarized below:

Quantity:  The prior agreement included a commitment to supply 100% of mill output from the seven kraft mills to the Company. Under the terms of the new agreement, Westrock has committed to the initial supply of 100% of mill output from the ten kraft mills previously supplying the Company. From 2022 until 2025, either party may provide one-year notice to remove a kraft mill as a supply source.

Term:  The prior agreement with RockTenn was set to expire on December 31, 2019. Under the terms of the new agreement, beginning in 2025, either party may provide a notice to the other terminating the agreement five years from the date of such notice. The quantity of products provided by WestRock under the agreement will be gradually reduced over the last four years based on the schedule set forth in the agreement.

Purchase price:  The formula for calculating pricing for the products has been modified under the new agreement. Pricing for the products will be determined by preset formulas, which use as inputs the prevailing market prices of products at the time of purchase plus a premium for volume and length of supply. Accordingly, the exact impact of such changes will depend, in part, on future prevailing market prices. In addition, the revised formula takes into account that the BLSS and CTO markets are independent markets (as compared to formally linking BLSS price to CTO price movements). Additionally, the new agreement provides that, at any time, if WestRock believes the current prices for the purchase of products do not reflect the fair market value of the products, WestRock may solicit third-party offers to sell products from one kraft mill to other buyers. Every twelve months following the first solicitation of competitive offers from third parties, WestRock may solicit third-party offers for the annual production of products from one additional kraft mill. Upon receipt of written notice of a third-party offer, the Company will have fifteen business days to agree to such third-party offer. If the Company does not agree to the third-party offer, after one year, WestRock may sell the volume designated in the third-party offer to any third parties who are willing to pay the offer price for as long as purchasers are willing to pay such price.

Minimum prices paid:  The historical agreements employed firm price floors which were in place from 2011 through 2019. In the new agreement, the price floors, which are consistent with past agreements, remain in place for the duration of the term and are reduced over time.

Risk of inflation directly tied to energy:  Historical agreements included a provision which created an energy floor based on the fuel value of BLSS and CTO. This provision has never been utilized and is eliminated in the new agreement.

Based on the terms of the new agreement between the Company and WestRock, if the terms of the new agreement were applied effective January 1, 2015, the Company’s expense for the purchase of the relevant products would have resulted in additional cost of sales of approximately $1.5 million assuming no change in purchased volumes. Accordingly, the Company has included this impact within the adjustments to the pro forma financial statements to reflect changes in the terms of the new agreement.

4.	Refer to page 45. Please reference the pro forma adjustment to long-term debt to the appropriate footnote. Please confirm the amounts and terms of the long-term debt you will incur and the dividend to your parent that you will pay will be finalized prior to effectiveness. In addition, please revise MD&A to disclose and discuss the impact of the long-term debt you will incur on your future liquidity.

Response:  In response to the Staff’s comment, the Information Statement has been revised on page 44 to include the appropriate footnote to the long-term debt pro forma adjustment. Prior to effectiveness the Company will include within the Information Statement the finalized amounts and terms of the Company’s long-term debt and the distribution to be paid to WestRock. Additionally, the MD&A has been revised beginning on page 60 to include a discussion of the impact of the long-term debt on the Company’s future liquidity.

Quantitative and Qualitative Disclosures about Market Risk, page 61

5.	Please provide the quantitative information about your market risks in one of the three disclosure alternatives provided by Item 305(a) of Regulation S-K. Additionally, we note that crude tall oil is the principal raw material upon which your Performance Chemicals segment is dependent and its limited availably is compounded by long-term supply agreements. Under the terms of your crude tall oil supply purchase agreement, you expect to source 45% to 55% of your requirements from WestRock Company, but they are not required to provide a minimum quantity. Please explain to us how you determined that you are not subject to a commodity price risk related to your reliance on crude tall oil, or provide separate disclosure in your registration statement.

Response:  In response to the Staff’s comment, the Information Statement has been revised beginning on page 64 to include additional quantitative information about the Company’s market risks in accordance with Item 305(a) of Regulation S-K.

Compensation Discussion and Analysis, page 86

Employment Letters, page 98

6.	We note that you entered employment agreements with Messrs. Wilson and Fortson and Ms. Burgeson. Please tell us whether you intend to file these arrangements as exhibits to the registration statement pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response:  Pursuant to Item 601(b)(10)(iii)(A), the Company has filed the employment agreements for its executive officers as exhibits 10.10 – 10.12 to Amendment No. 3.

Financial Statements

General

7.	As previously provided, please present the disclosures required by ASC 855-10-50-1, including the actual date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financials statements were available to be issued.

Response:  In response to the Staff’s comment, the Information Statement has been revised beginning on page F-27 to disclose the date through which subsequent events have been evaluated.

8.	As previously provided, please disclose your election to not apply pushdown accounting in your financial statements. In this regard, we note your parent recorded a goodwill impairment charge of $478.3 million related to your operations, their Specialty Chemicals segment, during the quarter ended December 31, 2015. Please more fully explain to us how goodwill was allocated to this segment and identify the negative factors that resulted in this goodwill being tested for impairment. Please specifically address the material differences between the fair value assumptions used when goodwill was allocated as a result of your parent’s merger on July 1, 2015 and when goodwill was tested for impairment during the quarter ended December 31, 2015. To the extent the goodwill impairment recorded by your parent relates to anticipated negative trends in your operations, please revise MD&A to fully disclose and discuss these anticipated trends.

Response: In response to the Staff’s comment, the Information Statement has been revised on page F-8 to disclose the Company’s election to not apply pushdown accounting in the combined financial statements. Accordingly, there is a significant difference between the carrying value of the Specialty Chemicals reporting unit within the consolidated reporting of WestRock Company and the Company’s combined financial statements.

In response to the Staff’s comment regarding anticipated negative trends within the Company’s operations, the Information Statement has been revised beginning on page 51 to include the Company’s fiscal year 2016 outlook which describes the various market conditions that the Company expects to affect its results of operations in fiscal year 2016 as compared to fiscal year 2015.

In response to your question regarding WestRock accounting matters, which we have put in italics, above, WestRock has provided the following information:

WestRock was created by the merger of RockTenn Company and Mead Westvaco Corporation on July 1, 2015. RockTenn was the accounting acquirer. The Specialty Chemicals reporting unit was owned by Mead Westvaco Corporation. Under the purchase accounting rules, the Specialty Chemicals’ balance sheet was required to be stated at fair value at the acquisition date. In order to estimate the fair value of the Specialty Chemicals reporting unit as of July 1, 2015, WestRock utilized the present value of the expected net cash flows of the Specialty Chemicals reporting unit. This present value model required WestRock management, with the assistance of Specialty Chemicals’ personnel, to estimate future net cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represented the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that WestRock management estimated when performing this step in its process included, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from acquisitions, capital expenditures and continuous improvement projects. The assumptions WestRock management had used to estimate future cash flows were consistent with the assumptions that the Specialty Chemicals operations use for internal planning purposes, updated to reflect current expectations. As a result of the valuation, WestRock recorded its preliminary purchase price allocation for the Specialty Chemicals reporting unit, including approximately $1.0 billion of goodwill.

In the three months ended December 31, 2015, as part of WestRock’s evaluation of whether events or changes in circumstances had occurred that would indicate whether it was more likely than not that the goodwill of the Specialty Chemicals reporting unit was impaired, WestRock considered factors such as, but not limited to, macroeconomic conditions, industry and market considerations, and financial performance, including the planned revenue and earnings of the reporting unit. WestRock concluded that an impairment indicator had occurred related to the goodwill of the Specialty Chemicals reporting unit and that the indicator was driven by market factors subsequent to the preliminary purchase price allocation.

WestRock performed a “Step 1” goodwill impairment test where WestRock management with assistance from the Specialty Chemicals personnel, updated the discounted cash flow analysis used to determine the reporting unit’s initial fair value on July, 1 2015. As part of this process, WestRock management also compared those results to the updated valuations performed by its investment bankers in connection with the planned spin transaction. Based on the results of the impairment test and analysis, WestRock management concluded that the fair value of the Specialty Chemicals reporting unit was less than its carrying amount within the consolidated WestRock financial statements and began a “Step 2” goodwill impairment test to determine the amount of impairment loss.

In light of changing negative market conditions, expected revenue and earnings of the Specialty Chemicals reporting unit, lower comparative market valuation for companies in Specialty Chemicals’ peer group and WestRock’s preliminary “Step 2” test, WestRock management concluded that an impairment of the Specialty Chemicals reporting unit was probable and could be reasonably estimated. As a result, WestRock recorded its best estimate of a pre-tax and after-tax non-cash goodwill impairment charge of $478.3 million during the three months ended December 31, 2015.

Note 8.  Allocated Costs and Related-Party Transactions, page F-16

9.	We have reviewed your response to comment six in our letter dated December 22, 2015. We previously noted that you are unable to quantify the amount of expenses that would have been incurred during historical periods on a stand-alone basis, as it is not practicable to do so. It is not clear where in the filing you have disclosed that it is not practicable to estimate expenses on a stand-alone basis. In this regard, your response refers to page F-33 which does not appear to exist in this amendment. Please revise your disclosure accordingly. Refer to SAB Topic 1:B.1.

Response:  In response to the Staff’s comment, Note 8 to the Combined Financial Statements included on page F-16 has been revised.

*          *          *          *          *          *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 403-1065 or at CNDarnell@wlrk.com.

Sincerely yours,

/s/ Chelsea N. Darnell, Esq.

Wachtell, Lipton, Rosen & Katz

Enclosures

CC:	Robert B. McIntosh, Esq.
Executive Vice President, General Counsel and Secretary, WestRock Company
Katherine Burgeson, Esq. Senior Vice President, General Counsel and Secretary, Ingevity Corporation Gregory E. Ostling, Esq. Partner, Wachtell, Lipton, Rosen & Katz

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